UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hub Group, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

2001 Hub Group Way

(Address of Principal Executive Office (Street and Number))

Oak Brook, Illinois 60523

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hub Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 (the “Q2 2026 Form 10-Q”) within the prescribed time period, without unreasonable effort and expense, as a result of the delay in the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “2025 Form 10-K”). The delay in filing the 2025 Form 10-K has resulted in a corresponding delay in the preparation and completion of the Q2 2026 Form 10-Q.

The Company is working diligently to complete the restatement of its consolidated financial statements for the years ended December 31, 2024 and 2023 and the quarterly periods ended March 31, 2025, June 30, 2025 and September 30, 2025 and the financial close process and related audit of its consolidated financial statements for the year ended December 31, 2025, each of which must be completed prior to the filing of the 2025 Form 10-K. The Company expects to file the Q2 2026 Form 10-Q as soon as practicable after the filing of the 2025 Form 10-K and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric A. Braun	(630)	271-3600
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2025.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not completed the restatement of its consolidated financial statements for the quarter ended June 30, 2025 and, accordingly, is currently unable to quantify or provide a reasonable estimate of the changes in its results of operations for the quarter ended June 30, 2026 compared to its results of operations for the quarter ended June 30, 2025.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this Notification of Late Filing on Form 12b-25 that are not historical facts are forward-looking statements provided pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995, including statements regarding the estimated timing of the completion of the restatement of the financial statements referenced herein and the filing of the 2025 Form 10-K and Q2 2026 Form 10-Q and any other statements regarding the Company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that might cause the actual performance of the Company to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the Company’s ability to complete the restatement of the financial statements referenced herein; the Company’s continuing review of additional accounting issues that may potentially further impact its consolidated financial statements for the periods referenced herein; adjustments that may arise in connection with the Company’s independent registered public accounting firm’s audit of the Company’s consolidated financial statements for the year ended December 31, 2025; further delay in the financial close process or the related audit; and other risks discussed under the “Risk Factors” section in the Company’s most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings. These forward-looking statements speak only as of the date hereof, and the Company assumes no obligation to update any such forward-looking statements.

Hub Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 11, 2026	By:	/s/ Eric A. Braun
		Name:	Eric A. Braun
		Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary